July 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Christine Torney
Vanessa Robertson
Jason Drory
Laura Crotty

Re:	Everside Health Group, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-257984
CIK No. 0001861853

Ladies and Gentlemen:

Everside Health Group, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-257984), initially filed with the Securities and Exchange Commission (“SEC”) on July 16, 2021, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement at this time due to market conditions. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Jesse Nevarez, Esq. of Goodwin Procter LLP, via email at JNevarez@goodwinlaw.com or via facsimile at (617) 801-8990. It is our understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney, Jesse Nevarez, Esq. at (212) 459-7327. Thank you for your assistance.

Very truly yours,

Everside Health Group, Inc.

By:	/s/ Christopher T. Miller
Christopher T. Miller
Chief Executive Officer